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Exhibit 12

Public Service Company of New Hampshire
Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

		Year Ended December 31,
	Three Months Ended March 31, 2004
		1999	2000	2001	2002	2003
Net income/(loss)	11,760	84,209	(146,666)	81,776	62,897	45,624
Income tax expense	6,675	40,724	45,012	38,571	40,279	29,773
Equity in earnings of regional nuclear generating and transmission companies	26	(1,112)	(1,896)	(473)	(1,331)	(353)
Minority interest	—	—	—	—	—	—
Fixed charges, as below	11,785	53,779	43,433	54,270	51,417	47,251

Total earnings, as defined	30,246	177,600	(60,117)	174,144	153,262	122,295

Fixed charges, as defined:
Interest on long-term debt	4,007	42,728	37,510	30,201	16,752	15,408
Interest on rate-reduction bonds	6,957	—	—	20,721	30,499	29,081
Amortized premiums, discounts and capitalized expenses related to indebtness-	284	2,446	447	440	1,125	1,135
Other interest	312	547	47	22	1,874	727
Rental interest factor—capital	75	400	300	300	300	300
Rental interest factor—1/3 operating	150	1,033	1,167	1,300	867	600
Preference security dividend requirements of consolidated subsidiaries	—	6,625	3,962	1,286	—	—

Total fixed charges, as defined	11,785	53,779	43,433	54,270	51,417	47,251

Ratio of Earnings to Fixed Charges	2.57	3.30	(1.38)	3.21	2.98	2.59

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  Exhibit 12